Exhibit T3E
INTERMUNE, INC.
OFFER TO EXCHANGE
5.00% CONVERTIBLE SENIOR NOTES DUE 2015
(CUSIP NO. 45884X AD5)
FOR OUTSTANDING
.25% CONVERTIBLE SENIOR NOTES DUE 2011
(CUSIP NO. 45884XAB9)
InterMune, Inc. is offering to exchange $1,000 in principal amount of our 5.00% Convertible Senior Notes Due 2015, or New Notes, for each $1,000 in principal amount of our outstanding .25% Convertible Senior Notes due 2011, or Old Notes.
NEITHER OUR BOARD OF DIRECTORS NOR ANY OTHER PERSON IS MAKING ANY RECOMMENDATION AS TO WHETHER YOU SHOULD CHOOSE TO EXCHANGE YOUR OLD NOTES FOR NEW NOTES.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DISCLOSURE STATEMENT IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

June 9, 2008.

YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS DISCLOSURE STATEMENT. THE CONTENTS OF ANY WEBSITES REFERRED TO IN THIS DISCLOSURE STATEMENT ARE NOT PART OF THIS DISCLOSURE STATEMENT.
THIS DISCLOSURE STATEMENT DOES NOT CONSTITUTE AN OFFER TO EXCHANGE IN ANY JURISDICTION IN WHICH, OR FROM ANY PERSON TO OR FROM WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER UNDER APPLICABLE FEDERAL SECURITIES OR STATE SECURITIES LAWS. THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR ANY ATTACHMENTS HERETO NOR IN THE AFFAIRS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES SINCE THE DATE HEREOF.
IN MAKING A DECISION IN CONNECTION WITH THE EXCHANGE OF OLD NOTES FOR NEW NOTES, YOU MUST RELY ON YOUR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE EXCHANGE, INCLUDING THE MERITS AND RISKS INVOLVED. YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS DISCLOSURE STATEMENT AS PROVIDING ANY LEGAL, BUSINESS, FINANCIAL OR TAX ADVICE. YOU SHOULD CONSULT WITH YOUR OWN LEGAL, BUSINESS, FINANCIAL AND TAX ADVISORS WITH RESPECT TO ANY SUCH MATTERS CONCERNING THIS DISCLOSURE STATEMENT AND THE EXCHANGE OF OLD NOTES FOR NEW NOTES CONTEMPLATED THEREBY.
WE ARE RELYING ON SECTION 3(A)(9) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) TO EXEMPT THE EXCHANGE OF OLD NOTES FOR NEW NOTES FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT WITH RESPECT TO THE EXCHANGE OF THE OLD NOTES FOR THE NEW NOTES. WE ARE ALSO RELYING ON SECTION 18(B)(4)(C) OF THE SECURITIES ACT TO EXEMPT THE EXCHANGE OF OLD NOTES FOR NEW NOTES FROM STATE SECURITIES LAW REQUIREMENTS. WE HAVE NOT FILED A REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR ANY OTHER FEDERAL OR STATE SECURITIES LAWS WITH RESPECT TO THE NEW NOTES THAT MAY BE DEEMED TO BE OFFERED BY VIRTUE OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES.
GENERALLY, THE SECURITIES ACT PROHIBITS THE OFFER OF SECURITIES TO THE PUBLIC UNLESS A REGISTRATION STATEMENT HAS BEEN FILED WITH THE SEC AND THE SALE OF SECURITIES UNTIL SUCH REGISTRATION STATEMENT HAS BEEN DECLARED EFFECTIVE BY THE SEC, UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THE EXCHANGE OF OLD NOTES FOR NEW NOTES CONSTITUTES AN “OFFER” OF SECURITIES UNDER THE SECURITIES ACT. HOWEVER, WE ARE AVAILING OURSELVES OF SECTION 3(A)(9) OF THE SECURITIES ACT WHICH PROVIDES AN EXEMPTION FROM REGISTRATION FOR EXCHANGES OF SECURITIES BY THE ISSUER WITH ITS EXISTING SECURITYHOLDERS EXCLUSIVELY WHERE NO COMMISSION OR OTHER REMUNERATION IS PAID OR GIVEN DIRECTLY OR INDIRECTLY FOR SOLICITING SUCH EXCHANGE. ACCORDINGLY, NO FILING WITH THE SEC IS BEING MADE WITH RESPECT TO THE EXCHANGE OF OLD NOTES FOR NEW NOTES.
BECAUSE NO FILING WITH THE SEC IS REQUIRED FOR THE EXCHANGE OF OLD NOTES FOR NEW NOTES, THE SEC IS NOT REVIEWING OR COMMENTING ON THE DOCUMENTS USED IN THE EXCHANGE.
THIS DISCLOSURE STATEMENT INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT INTERMUNE, INC. THAT IS NOT INCLUDED IN OR DELIVERED WITH THIS DOCUMENT. THIS INFORMATION IS AVAILABLE WITHOUT CHARGE TO YOU UPON WRITTEN OR ORAL REQUEST TO: INVESTOR RELATIONS DEPARTMENT, INTERMUNE, INC., 3280 BAYSHORE BOULEVARD, BRISBANE, CA 94005, (415) 466-2200.

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TABLE OF CONTENTS

Summary of the New Notes	1
Summary Comparison of the Old Notes to the New Notes	3
Risk Factors	6
Certain United States Federal Tax Considerations	9
Where You Can Find More Information	15

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SUMMARY OF THE NEW NOTES
     We have summarized the terms of the New Notes in this section. References in this disclosure statement to “InterMune”, “we”, “our”, “us”, “the company” and “our company” refer to InterMune, Inc. and our subsidiaries.

Issuer	InterMune, Inc.

New Notes	Up to $85.0 million in aggregate principal amount of 5.00% Convertible Senior Notes Due 2015.

Maturity Date	March 1, 2015.

Interest	5.00% per annum, payable semi-annually on March 1 and September 1 of each year, beginning September 1, 2008.

Conversion	Holders of the New Notes may convert their New Notes into shares of our common stock at a conversion rate of 52.9661 shares per $1,000 principal amount of notes (representing a conversion price of approximately $18.88), subject to adjustment, prior to the close of business on the final maturity date.

Redemption	We may not redeem any of the New Notes at our option prior to maturity except in connection with a withholding tax redemption.

Designated Event	If a designated event, such as the termination of trading of our common stock on the Nasdaq Stock Market or a specified change of control transaction, occurs prior to maturity, holders of New Notes may require us to redeem all or part of their notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the redemption date. We may choose to pay the repurchase price in cash, in shares of our common stock, or, if we have a parent corporation at that time, in shares of our parent corporation’s common stock, or a combination thereof. If we pay the redemption price in common stock, the common stock will be valued at 95% of the average of the closing sales prices of the common stock on the Nasdaq Stock Market (or other national or regional exchange or market on which the securities are then listed or quoted) for the five consecutive trading days ending on the third trading day prior to the redemption date.

Ranking	The New Notes will be senior unsecured obligations of InterMune and rank equally in right of payment with all of our existing and future senior debt and rank senior in right of payment to all of our existing and future subordinated debt. In addition, the New Notes will be effectively subordinated to any existing and future secured debt to the extent of the value of the collateral securing such debt. As of the date of this disclosure statement, we have no secured debt, no subordinated debt and no other senior obligations, except for our .25% Convertible Senior Notes due 2011

(the “Old Notes”), accrued liabilities and trade payables.

The New Notes will rank pari passu with our Old Notes.

The indenture under which the New Notes will be issued will not restrict our ability to incur senior indebtedness or other indebtedness, nor will it restrict the ability of our subsidiaries to incur indebtedness.

No Financial Covenants	Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture governing the New Notes. In addition, neither we nor any of our subsidiaries will be restricted under the indenture governing the New Notes from paying dividends, incurring debt or issuing or repurchasing our securities.

Events of Default	The following will be events of default under the indenture governing the New Notes:

• we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the New Notes;

• we fail to pay any interest on the notes, when due and such failure continues for a period of 30 days;

• we fail to convert the New Notes upon exercise of a holder’s conversion right;

• we fail to provide notice of the occurrence of a designated event of which we are aware on a timely basis;

•   we fail to perform or observe any of the covenants in the indenture governing the New Notes for 60 days after notice by the trustee or the holders of at least 25% in principal amount of the notes then outstanding;

• certain events involving our bankruptcy, insolvency or reorganization; or

•   default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million and such acceleration has not been rescinded or annulled within a period of 60 days after written notice as provided in the indenture governing the New Notes.

SUMMARY COMPARISON OF THE OLD NOTES TO THE NEW NOTES

	OLD NOTES	NEW NOTES

Issuer	InterMune, Inc.	InterMune, Inc.

Notes	$170 million in aggregate principal amount of .25% Convertible Senior Notes Due 2011 issued under an Indenture dated as of February 17, 2004 between our company and The Bank of New York Trust Company, N.A., as trustee.	$85.0 million in aggregate principal amount of 5.00% Convertible Senior Notes Due 2015 to be issued under an indenture between our company and The Bank of New York Trust Company, N.A., as trustee.

Interest Payment Dates	Payable on March 1 and September 1 of each year.	Same as the Old Notes.

Interest	.25% per annum.	5.00% per annum.

Maturity	March 1, 2011.	March 1, 2015.

Conversion	Holders of the Old Notes may convert their Old Notes into shares of our common stock at a conversion rate of 46.2283 shares per $1,000 principal amount of notes (representing a conversion price of approximately $21.63), subject to adjustment, prior to the close of business on the final maturity date. Upon conversion, we may deliver cash (or a combination of cash and shares of common stock) in lieu of shares of our common stock.	Holders of the New Notes may convert their New Notes into shares of our common stock at a conversion rate of 52.9661 shares per $1,000 principal amount of notes (representing a conversion price of approximately $18.88), subject to adjustment, prior to the close of business on the final maturity date.

Redemption	The Old Notes may not be redeemed at our option prior to maturity except in connection with a withholding tax redemption.	Same as the Old Notes.

Designated Event	If a designated event, such as the termination of trading of our common stock on the Nasdaq Global Market or a specified change of control transaction, occurs prior to maturity, holders of Old Notes may require us to redeem all or part of their notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the redemption date. We may choose to pay the repurchase price in cash, in shares of our common stock, or, if we have a parent corporation at that time, in shares of our parent corporation’s common stock, or a	If a designated event, such as the termination of trading of our common stock on the Nasdaq Stock Market or a specified change of control transaction, occurs prior to maturity, holders of New Notes may require us to redeem all or part of their notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, up to, but excluding, the redemption date. We may choose to pay the repurchase price in cash, in shares of our common stock, or, if we have a parent corporation at that time, in shares of our parent corporation’s common stock, or a combination thereof. If we pay the

	OLD NOTES	NEW NOTES
	combination thereof. If we pay the redemption price in common stock, the common stock will be valued at 95% of the average of the closing sales prices of the common stock on the Nasdaq Global Market (or other national or regional exchange or market on which the securities are then listed or quoted) for the five consecutive trading days ending on the third trading day prior to the redemption date.	redemption price in common stock, the common stock will be valued at 95% of the average of the closing sales prices of the common stock on the Nasdaq Stock Market (or other national or regional exchange or market on which the securities are then listed or quoted) for the five consecutive trading days ending on the third trading day prior to the redemption date.

Ranking	The Old Notes are senior unsecured obligations of InterMune and rank equally in right of payment with all of our existing and future senior debt and rank senior in right of payment to all of our existing and future subordinated debt. In addition, the Old Notes are effectively subordinated to any existing and future secured debt to the extent of the value of the collateral securing such debt.	Same as the Old Notes.

Financial Covenants	Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture governing the Old Notes. In addition, neither we nor any of our subsidiaries are restricted under the indenture governing the Old Notes from paying dividends, incurring debt or issuing or repurchasing our securities.	Same as the Old Notes.

Events of Default	The following are events of default under the indenture governing the Old Notes:	Same as the Old Notes.

• we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the Old Notes;

• we fail to pay any interest on the Old Notes, when due and such failure continues for a period of 30 days;

• we fail to convert the Old Notes upon exercise of a holder’s conversion right;

• we fail to provide notice of the occurrence of a designated event of which we are aware on a timely basis;

	OLD NOTES	NEW NOTES

•   we fail to perform or observe any of the covenants in the indenture governing the Old Notes for 60 days after notice by the trustee or the holders of at least 25% in principal amount of the notes then outstanding;

• certain events involving our bankruptcy, insolvency or reorganization; or

•   default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $25 million and such acceleration has not been rescinded or annulled within a period of 60 days after written notice as provided in the indenture governing the Old Notes.

Increases to the Conversion Rate upon the occurrence of a Fundamental Change and a Withholding Tax Redemption	None.	The conversion rate for the New Notes will be increased in certain circumstances that constitute a fundamental change of our company or in connection with a withholding tax redemption.

RISK FACTORS
     You should carefully consider the risks described below before you decide to exchange your Old Notes for New Notes. The risks and uncertainties set forth below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business and results of operations. If any of the following risks actually occur they could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock could decline, which in turn could result in a decline in the trading price of the New Notes or the loss of all or a part of your investment.
     You should also consider risk factors set forth under Item 1A in our most recent Annual Report on Form 10-K, filed with the SEC on March 14, 2008, and in our most recent Quarterly Report on Form 10-Q, filed with the SEC on May 9, 2008, which are incorporated by reference herein.
RISKS RELATING TO THE EXCHANGE OF OLD NOTES FOR NEW NOTES
If an active market for the New Notes fails to develop or is not sustained, the trading price of the New Notes could be materially and adversely affected.
     Prior to the exchange of Old Notes for New Notes, there has been no trading market for the New Notes. As a result, we cannot assure you that any market for the New Notes will develop or, if one does develop, that it will be maintained. If an active market for the New Notes fails to develop or be sustained, the trading price of the New Notes could be materially adversely affected.
If you do not exchange your Old Notes, there may be a substantially smaller public trading market for your Old Notes and the market price of your Old Notes may decline.
     The trading and the liquidity of the market for the Old Notes may be significantly limited. As a result, the unexchanged Old Notes may trade at a discount to the price at which they would trade if the transactions contemplated by this disclosure statement were not consummated, subject to the market for similar securities and other factors. We cannot assure you that an active market in the unexchanged Old Notes will exist or be maintained and we cannot assure you as to the prices at which the unexchanged Old Notes may be traded.
Our board of directors has not made a recommendation with regard to whether or not you should tender your Old Notes for New Notes nor has our company obtained a third-party determination that the exchange is fair to holders of the Old Notes.
     We have designed the New Notes to have terms substantially similar to the Old Notes. The exchange of Old Notes for New Notes has been unanimously approved by our board of directors. We are not, however, making a recommendation whether you should exchange your Old Notes. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders for purposes of negotiating the terms of the exchange and/or preparing a report concerning the fairness of the exchange. We cannot assure you that the value of New Notes received in the exchange for Old Notes will in the future equal or exceed the value of Old Notes tendered and we do not take a position as to whether you should participate in the exchange of Old Notes for New Notes.
You should consider the United States federal income tax consequences of exchanging your Old Notes for New Notes in the exchange.
     Although the matter is not free from doubt, we intend to take the position that an exchange of Old Notes for New Notes will be treated as a recapitalization exchange for United States federal income tax purposes, and, as a result, you generally will not recognize any taxable gain or loss as a result of the exchange. The New Notes, however, may be treated as having been issued at a discount or premium, with the result that holders may be required to include amounts in taxable income before receiving cash attributable thereto.

     There can be no assurance the Internal Revenue Service will agree with these conclusions, so you are urged to consult your tax advisor regarding the tax consequences of participating in the exchange of Old Notes for New Notes and the ownership of New Notes. For a discussion of certain United States federal income tax considerations related to the exchange and the New Notes, see “Certain United States Federal Tax Considerations — Consequences of the Exchange of Old Notes for New Notes.”
RISKS RELATED TO THE NEW NOTES
Our indebtedness could adversely affect our financial condition; we may incur substantially more debt by increasing our costs and limiting our ability to take actions that would increase our revenue and execute our growth strategy.
     As of March 31, 2008, we had approximately $170.0 million of total indebtedness outstanding. Our indebtedness could have important consequences to you. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

•	place us at a competitive disadvantage relative to our competitors with less debt.
     We may incur substantial additional debt in the future. The terms of the Old Notes do not prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.
Conversion of the New Notes will dilute the ownership interest of existing stockholders and could adversely affect the market price of our common stock.
     The conversion of some or all of the New Notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of these New Notes may encourage short selling by market participants.
We may not have the ability to raise the funds necessary to finance any required redemptions of our outstanding convertible notes, which might constitute a default by us.
     If a designated event, such as the termination of trading of our common stock on the Nasdaq Stock Market or a specified change of control transaction, occurs prior to maturity, we may be required to redeem all or part of the New Notes. We may not have enough funds to pay the redemption price for all tendered notes. Although the indenture governing New Notes allows us in certain circumstances to pay the redemption prices in shares of our common stock, if a designated event were to occur, we may not have sufficient funds to pay the redemption price for all the notes tendered. We have not established a sinking fund for payment of our outstanding notes, nor do we anticipate doing so. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of our outstanding notes under certain circumstances, or expressly prohibit our redemption of our outstanding notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming our outstanding notes, we could seek the consent of our lenders to redeem our outstanding notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem our outstanding notes, including the offered notes. Our failure to redeem tendered notes would constitute an event of default under the indenture governing the New Notes, which might constitute a default under the terms of our other indebtedness. As a result, we may not be able to fulfill our obligations under the New Notes and you could lose all or part of your investment.
No public market exists for the New Notes and the resale of these New Notes is subject to uncertainties regarding the existence of any trading market for the New Notes.
     The New Notes are a new issue of securities for which there is currently no public market. We do not intend to list these New Notes on any national securities exchange or automated quotation system and we cannot assure you that an active or sustained trading market for these New Notes will develop or that the holders will be able to sell their New Motes.
     Moreover, even if the holders are able to sell their New Notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of these New Notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for these New Notes will be subject to disruptions which may have a negative effect on the holders of these New Notes, regardless of our prospects or financial performance.
     The designated event redemption rights under the New Notes could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem these New Notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.
The trading price for the New Notes will be directly affected by the trading price of our common stock, which is impossible to predict.
     The price of our common stock could be affected by possible sales of our common stock by investors who view the New Notes as a more attractive means of equity participation in our company, and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the New Notes.
The New Notes are effectively subordinated to any secured debt we may incur in the future..
     The New Notes are not secured by any of our assets. As a result, the New Notes will be effectively subordinated to any secured debt we may incur in the future. In any liquidation, dissolution, bankruptcy or other similar proceeding, holders of our secured debt may assert rights against any assets securing such debt in order to receive full payment of their debt before those assets may be used to pay the holders of the New Notes. At March 31, 2008, we had no secured debt outstanding.
The New Notes do not restrict our ability to incur additional debt or to take other actions that could negatively impact holders of the New Notes.
     We are not restricted under the terms of the New Notes from incurring additional indebtedness, including secured debt. In addition, the limited covenants applicable to the New Notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the New Notes could have the effect of diminishing our ability to make payments on the New Notes when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the New Notes.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
     The following is a summary of certain United States federal income tax considerations relating to the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes and common stock into which the New Notes are convertible, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions. For purposes of this discussion, the term “notes” refers to both Old Notes and New Notes.
     This summary is limited to holders who receive the New Notes in exchange for Old Notes and who hold notes and the common stock into which the New Notes are convertible as capital assets within the meaning of the Code. This summary does not address the tax considerations to holders who do not exchange their Old Notes for New Notes. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies, or other financial institutions;

•	holders subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	non-U.S. holders (as defined below);

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons that are S-corporations, partnerships or other pass-through entities;

•	persons who hold the notes as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transactions; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.
     For purposes of this discussion, a “U.S. holder” means a holder of notes that is:
•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.
     A non-U.S. holder is a holder of notes that is not a U.S. holder.
     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE EXCHANGE OF OLD NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND THE COMMON STOCK ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.
     TO COMPLY WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS DISCLOSURE STATEMENT IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
Consequences of the Exchange of Old Notes for New Notes
     Generally, the modification of a debt instrument, whether effected pursuant to an amendment of the terms of a debt instrument or an actual exchange of an existing debt instrument for a new debt instrument, will be treated as an exchange of the existing debt instrument for a new debt instrument for United States federal income tax purposes if there is deemed to be a “significant modification” of the existing debt instrument as determined for United States federal income tax purposes. The exchange of Old Notes for New Notes will be treated as a significant modification of the terms of the Old Notes for United States federal income tax purposes if, based on all facts and circumstances, the legal rights or obligations that are altered and the degree to which they are altered are economically significant. We intend to take the position that the exchange of Old Notes for New Notes will constitute an exchange for United States federal income tax purposes because the differences between the terms of the Old Notes and the New Notes are economically significant.
     Assuming an exchange of Old Notes for New Notes constitutes an exchange for United States federal income tax purposes, holders will recognize capital gain or loss as described under “Consequences to U.S. Holders of New Notes and Common Stock—Sale, Exchange or Redemption of the New Notes” below unless such exchange qualifies as a recapitalization for United States federal income tax purposes. If the exchange is treated as a recapitalization, you should not recognize any taxable gain or loss as a result of the exchange, and you should have the same tax basis and holding period in the New Notes as you had in the Old Notes prior to the exchange.
     Whether an exchange of Old Notes for New Notes constitutes a recapitalization depends, in part, on whether the notes are treated as “securities” for United States federal income tax purposes. Whether a debt instrument constitutes a security depends on a variety of factors, including the term of the instrument. A debt instrument with a term of five years or less generally does not qualify as a security, and a debt instrument with a term of ten years or more generally does qualify as a security. The treatment of a debt instrument with a term between five and ten years as a security is unclear. Although not free from doubt (because both the Old Notes and the New Notes have terms of seven years), we intend to treat the notes as securities and take the position that the exchange of Old Notes for New Notes will be treated as a recapitalization for United States federal income tax purposes. The discussion herein assumes that the exchange of Old Notes for New Notes is so treated.
     If the Old Notes or the New Notes were not treated as securities, the exchange would be a taxable transaction for United States federal income tax purposes. In such case, you would recognize taxable gain or loss in the manner described below under “—Consequences to U.S. Holders of New Notes and Common Stock—Sale

Exchange or Redemption of New Notes,” treating the issue price of the New Notes (as described below) you receive as your amount realized in the exchange. Your holding period in the New Notes would begin the day after the exchange, and your tax basis in the New Notes generally would equal the issue price of the New Notes.
Consequences to U.S. Holders of New Notes and Common Stock
     The following is a summary of certain United States federal income tax consequences that will apply to you if you are a U.S. holder of the New Notes and the common stock into which the New Notes are convertible.
Stated Interest and Original Issue Discount
     Subject to an election described below to include stated interest on the New Note in gross income on a constant yield basis, you generally will be required to include in gross income as ordinary interest income the stated interest on the New Notes that is payable in cash at the time the interest accrues or is received, in accordance with your regular method of accounting for United States federal income tax purposes.
     The New Notes will be treated as issued with original issue discount (“OID”) for United States federal income tax purposes if their “stated redemption price at maturity” exceeds their “issue price” by more than an amount equal to the product of 0.0025 multiplied by the product of the stated redemption price at maturity and the number of complete years to maturity (the “de minimis amount”). A note’s “stated redemption price at maturity” is defined as the sum of all payments provided by the note other than “qualified stated interest,” which is stated interest that is unconditionally payable at least annually in cash or property (other than notes of the issuer) at a single fixed rate over the entire term of the note. All of the stated interest on the New Notes will be qualified stated interest, so the New Notes’ stated redemption price at maturity will be the stated principal amount of the New Notes payable at maturity.
     The issue price of the New Notes depends on whether the New Notes or the Old Notes are traded on an established securities market for purposes of the OID provisions of the Code. If the New Notes are so traded, the issue price of the New Notes will be their fair market value determined as of the issue date. If the Old Notes are so traded but the New Notes are not, the issue price of the New Notes will be the fair market value of the Old Notes determined as of the issue date of the New Notes. We expect that the New Notes will be traded on an established securities market, so the issue price of the New Notes should equal their fair market value as of the issue date.
     If the New Notes are issued with OID in excess of the de minimis amount, you will be required to include the OID in ordinary income for United States federal income tax purposes as it accrues on a constant yield basis in advance of the receipt of cash payments to which such income is attributable. You must include in income in each taxable year the sum of the daily portions of OID for each date on which you held the note during the taxable year, regardless of whether you are a cash-basis or accrual method taxpayer. To determine the daily portions of OID, the amount of OID allocable to an accrual period is determined and a ratable portion of such OID is allocated to each date in the accrual period. The amount of OID allocable to an accrual period will equal the product of the New Note’s adjusted issue price at the beginning of the accrual period and the New Note’s yield to maturity (adjusted to reflect the length of the accrual period), less the amount of any qualified stated interest allocable to the period. A New Note’s adjusted issue price at any time generally will be its original issue price, increased by the amount of OID on such note accrued by you in a prior period, and decreased by the amount of any payment (other than a payment of qualified stated interest) previously made on the New Note. A New Note’s yield to maturity is the discount rate that, when used in computing the present value of all principal and interest payments to be made on the note, produces an amount equal to the note’s original issue price. You may select an accrual period of any length and may vary the length of the accrual periods over the life of the note, but no accrual period may be longer than one year, and each scheduled payment of interest or principal on the note must occur on either the first day or last day of an accrual period. Under the foregoing rules, you generally will recognize increasingly greater amounts of OID in each successive period that you hold a note, regardless of whether you have received payments corresponding to that income.
     Subject to certain limitations, you may elect to use the constant yield method to include in income all interest that accrues on a note issued with OID. For purposes of this election, interest includes all stated interest and OID. In applying the constant yield method to a note with respect to which you have made an election, no payment on the note will be treated as a payment of qualified stated interest. If you use the cash method of accounting, this election generally will cause you to include stated interest on the notes in income earlier than would be the case if no such election were made. This election applies only to the note with respect to which it is made and may not be revoked without the consent of the IRS. You should consult your tax advisors as to the desirability, the mechanics and the collateral consequences of making this election with respect to the New Notes.
Market Discount
     If you acquired an Old Note at a cost that is less than its stated redemption price at maturity, the amount of such difference is treated as “market discount” for United States federal income tax purposes, unless such difference is less than the de minimis amount. Any applicable market discount on your Old Notes will carry over to your New Notes.
     Under the market discount rules of the Code, you are required to treat any gain on the sale, exchange or other disposition of a New Note as ordinary income to the extent of the accrued market discount that has not previously been included in income. Thus, principal payments and payments received upon the sale or exchange of a New Note are treated as ordinary income to the extent of accrued market discount that has not previously been included in income. If you dispose of a New Note with market discount in certain otherwise nontaxable transactions (but excluding an exchange of Old Notes for New Notes that qualifies as a recapitalization), you must include accrued market discount as ordinary income as if you had sold the New Note at its then fair market value.
     In general, the amount of market discount that has accrued is determined on a ratable basis. You may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a debt instrument-by-debt instrument basis and is irrevocable.
     With respect to New Notes with market discount, you may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry the notes. You may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. This election will apply to all debt instruments that you acquire on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the IRS. Your tax basis in a New Note will be increased by the amount of market discount included in your income under the election.
Bond Premium
     If you purchased an Old Note for an amount in excess of the stated redemption price at maturity, you will be considered to have purchased the Old Note with “amortizable bond premium” equal in amount to the excess. Any applicable amortizable bond premium will carry over to a New Note you receive in the exchange. In addition, if your adjusted tax basis in the New Notes exceeds the issue price of the New Notes, you will be treated as having purchased the New Notes with acquisition premium. Generally, you may elect to amortize the amortizable bond premium and/or acquisition premium (collectively, “bond premium”) as an offset to interest income (including OID) otherwise required to be included in income in respect of the New Note during the taxable year, using a constant yield method similar to that described above, over the remaining term of the New Note. Under Treasury Regulations, the amount of any such bond premium that you may deduct in any accrual period is limited to the amount by which your total interest inclusions (including OID) on the New Note in prior accrual periods exceed the total amount treated by you as a bond premium deduction in prior accrual periods. If any of the excess bond premium is not deductible, that amount is carried forward to the next accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the New Note by the amount of the premium used to offset interest income (including OID) as set forth above. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.
Sale, Exchange or Redemption of New Notes
     Upon the sale, exchange or redemption of a New Note (other than a conversion described below under “—Conversion of New Notes”), you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption

(except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) your adjusted tax basis in the New Note. Your adjusted tax basis in a New Note generally will equal the amount you paid for the Old Note and will be subsequently increased by OID and market discount previously included in income in respect of the Old Note and the New Note received in exchange for such Old Note and will be reduced by any payments received on the New Notes (other than qualified stated interest) and any bond premium in respect of the Old Note and the New Note received in exchange for such Old Note which has been taken into account. Except as described under “—Market Discount” above, such capital gain or loss will be long-term capital gain or loss if your holding period in the New Note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by certain noncorporate U.S. holders, including individuals, generally may be subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.
     If in connection with a redemption upon a designated event as described under “Summary of the New Notes—Designated Events,” we deliver solely cash and/or common stock of our parent corporation (if we have a parent corporation at such time), you generally will be subject to the rules described above, treating the fair market value of such parent common stock as additional amounts received. If we deliver a combination of cash, parent common stock and our common stock, you will recognize any gain (but not loss) realized, but only to the extent that such gain does not exceed the cash and the fair market value of any parent common stock received (other than cash and parent common stock received that is attributable to accrued interest income and other than cash received in lieu of a fractional share of common stock). Such gain generally will be a capital gain and will be taxable as described above. If we deliver solely our common stock in connection with a redemption upon a designated event described under “Summary of the New Notes—Designated Events,” although not free from doubt, you should not recognize any income, gain or loss upon such payment, except to the extent the common stock is attributable to accrued interest not previously included in income.
     Your tax basis in any common stock received from us upon redemption in connection with a designated event will equal your adjusted tax basis in the New Note at the time of such redemption, reduced by any basis allocable to a fractional share, reduced by the amount of cash or parent common stock received upon redemption (other than cash or parent common stock received that is attributable to accrued interest income not previously included in income and other than cash received in lieu of a fractional share of common stock) and increased by the amount of any gain recognized by you upon redemption of the New Note (other than gain with respect to a fractional share). The holding period for common stock received generally will include the holding period of the New Note redeemed. The holding period for any parent common stock received should begin the day after such redemption.
Conversion of New Notes
     You generally will not recognize any income, gain or loss upon the conversion of a New Note into shares of common stock, except with respect to cash received in lieu of a fractional share of common stock or to the extent the common stock is attributable to accrued interest not previously included in income. Your tax basis in any common stock received from us upon conversion of a New Note will equal your adjusted tax basis in the New Note at the time of the exchange, reduced by any basis allocable to a fractional share. The holding period for common stock received on conversion generally will include the holding period of the New Note converted.
     Cash received in lieu of a fractional share of common stock upon a conversion of a New Note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of common stock should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share of common stock and your tax basis in the fractional share.
Constructive Dividends
     Holders of convertible debt instruments such as the New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments generally will not be deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders and adjustments in connection with a fundamental change) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you may be deemed to have received constructive distributions includible in your income in the manner described below under “—Distributions on Common Stock” even though you have not received any cash or property as a result of such adjustments. In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.
Distributions on Common Stock
     Distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate holder may be eligible for a dividends received deduction, and dividends received by non-corporate holders for taxable years beginning prior to January 1, 2011, generally will be subject to tax at the lower applicable capital gains rate, provided certain holding period requirements are satisfied. It is unclear whether any such constructive dividend would be eligible for the preferential rates of United States federal income tax applicable to certain dividends received by noncorporate holders described above. It is also unclear whether a corporate holder would be entitled to claim the dividends received deduction with respect to a constructive dividend.
Sale, Exchange or Redemption of Common Stock
     Upon the sale, exchange or redemption of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (ii) your adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, generally may be subject to a reduced rate of United States federal income tax. Your adjusted tax basis and holding period in common stock received upon a conversion of a New Note are determined as discussed above under “— Conversion of New Notes.” The deductibility of capital losses is subject to limitations.
Backup Withholding and Information Reporting
     We are required to furnish to the record holders of the New Notes and common stock, other than corporations and other exempt holders, and to the IRS, information with respect to interest paid on the New Notes (including OID, if any) and dividends paid on the common stock.
     You may be subject to backup withholding with respect to interest paid on the New Notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the New Notes or shares of common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you (i) fail to furnish your taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (ii) furnish an incorrect TIN; (iii) are notified by the IRS that you have failed to properly report payments of interest or dividends; or (iv) fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our public filings are also available to the public at the Commission’s web site at http://www.sec.gov. You may also inspect copies of these materials and other information about us at the offices of the Nasdaq Stock Market, Inc., National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500. The information incorporated by reference is deemed part of this disclosure statement, except for any information superseded by information contained directly in this disclosure statement.
     The SEC allows us to “incorporate by reference” the information we file with them which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this disclosure statement. The information incorporated by reference is considered to be part of this disclosure statement, and later information that we file with the SEC will automatically update and supersede this information. All information appearing in this disclosure statement is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated by reference, except to the extent set forth in the immediately preceding sentence. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this disclosure statement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the exchange of Old Notes for New Notes:
•	Our annual report on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 14, 2008;

•	The information specifically incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2007 from our definitive proxy statement on Schedule 14A, filed with the SEC on April 11, 2008;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2008, filed with the SEC on May 9, 2008;

•	Our current reports on Form 8-K filed with the SEC on March 5, 2008, April 1, 2008, April 2, 2008, April 14, 2008, May 13, 2008 and May 29, 2008; and

•	The description of our common stock, which is registered under Section 12 of the Exchange Act in our registration statement on Form 8-A, filed with the SEC on March 6, 2000, including any amendments or reports filed for the purpose of updating such description.
     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:
INVESTOR RELATIONS DEPARTMENT
INTERMUNE, INC.
3280 BAYSHORE BOULEVARD
BRISBANE, CA 94005
(415) 466-2200